John E. Lux, Esq.	1629 K Street, Suite 300 Washington, DC 20006
Lux Law, pa	(202) 780-1000 john.lux@securities-law.info

April 11, 2018

John Stickel

John Dana Brown

United States Securities and Exchange Commission

Washington, DC 20549

Re: The Movie Studio, Inc.

Amendment No. 2 to

Offering Statement on Form 1-A Filed

March 15, 2018

File No. 024-10807

Gentlemen:

On behalf of The Movie Studio, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated March 30, 2018, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”). Captions and page references herein correspond to those set forth in the Offering Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Form 1-A Amendment #2 filed on March 15, 2018

General

1.	Please provide us your analysis as to whether you are eligible to make this Regulation A filing pursuant to Securities Act Rule 251(b)(2). In particular please address whether you properly suspended your Section 15(d) reporting obligation. Based on your Form 15 filed on December 20, 2017 it appears that you intended to use Rule 12h-3 to suspend your Section 15(d) reporting obligation. We note that Rule 12h-3(a) has requirements related to a registrant being current in its reporting, and the last periodic report you filed was the 10-K for the fiscal year ended October 31, 2014.

In its Form 15 filing on December 20, 2017 the Company stated that it was proceeding under Rule 12g-4(a)(2) as well as Rule 12h-3(b)(1)(ii).

Rule 12g-4 covers certifications of termination of registration under section 12(g).

(a) Termination of registration of a class of securities under Section 12(g) of the Act (15 U.S.C. 78l(g)) shall take effect 90 days, or such shorter period as the Commission may determine, after the issuer certifies to the Commission on Form 15 (§ 249.323 of this chapter) that the class of securities is held of record by:

.   .     . .

(2) Fewer than 500 persons, where the total assets of the issuer have not exceeded $10 million on the last day of each of the issuer's most recent three fiscal years.

We note that the Company has had fewer than 500 shareholders and less than $10 million in assets.

Regulation A provides that to be eligible the Issuer “is not subject to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78a et seq. ) immediately before the offering; . . . .”

It is our understanding that the offering will not commence until the issuer is qualified.

2.	We note that Article II, Section 15 of your By-Laws includes an exclusive forum provision. Please include disclosure in your offering statement about the provision, its scope, its enforceability and its potential impact on the rights of investors. Please also include a risk factor to discuss the effects of the provision, including the possibility that the exclusive forum provision may discourage stockholder lawsuits, or limit stockholders’ ability to bring a claim in a judicial forum that it finds favorable for disputes with the company and its officers and directors.

The Company has repealed its exclusive forum by-law.

3.	We note that Article II, Section 16 of your By-Laws includes a mandatory arbitration provision. Please include disclosure in your offering statement about the provision, its scope and its potential impact on the rights of investors. Please also include a risk factor to discuss the effects of the provision on your stockholders. Your disclosure should also address the enforceability of the provision under relevant state law and how the provision could affect the ability of investors to bring class-action lawsuits. In discussing the scope of the provision, please explain the meaning of “this Agreement” as used in the provision and explain which matters would be subject to the mandatory arbitration provision and not the exclusive forum provision.

The Company has repealed its mandatory arbitration by-law.

4.	We note that Section 17 of your By-Laws includes a fee-shifting provision. Please include disclosure in your offering statement about the fee-shifting provision, including the following matters:
a.	the types of actions subject to fee-shifting, including whether the company intends to apply the provision to claims under the federal securities laws;
b.	the level of recovery required by the plaintiff to avoid payment, including the meaning of the phrase “substantially achieves, in substance and amount, the full remedy sought”; and
c.	who is subject to the provision (e.g., former and current shareholders, legal counsel, expert witnesses) and who would be allowed to recover (e.g., company, directors, officers, affiliates).

In addition, please add risk factor disclosure regarding how the provision could discourage shareholder lawsuits that might otherwise benefit the company and its shareholders.

Please also clarify if you intend to apply the fee-shifting provision to potential federal securities law claims in the current offering.

The Company has repealed the fee-shifting by-law.

Consolidated Statement of Financial Position, page F-5

5.	We note that the Consolidated Statement of Financial Positions included in the filing is as of October 31, 2016. Please amend your filing to include a October 31, 2017 Consolidated Statement of Financial Positions.
6.	We note the heading of your Consolidated Statement of Financial Positions reads "VCP I, II, and III, LLC's". It appears that this is not your Consolidated Statement of Financial Positions. Please advise us or revise accordingly.

Regarding the Consolidated Statement of Financial Position on behalf of the Company’s subsidiary companies known as VCP I, II, and III, LLC’s as of October 31, 2016, these represent prospective statements of financial positions of the Company’s subsidiaries prior to, and simultaneously being consolidated together with the parent company. In order to avoid any misleading information, The heading can be changed to Schedule or Subsidiary Statements of Financial Position.

We therefore updated the above financial statements of financial position on behalf of VCP I, II, and III, LLC’s with Subsidiary Statements of Financial Position as of October 31, 2016, the year end they closed-out and consolidated with the parent company.

Report of Independent Certified Public Accountant, page F-13

7.	We note your auditor's compilation and review report on page F-13 related to your interim financial statements for the period ended January 31, 2018. In that regard, we note that auditors are required to comply with either the independence rules issued by the SEC or by the AICPA. Please have your auditor explain to us in detail how his compilation of your financial statements did not impair his independence. Please have your auditor tell us in detail which independence rules he complied with and how he determined he was in compliance.

The Company's accountant, Monte C. Waldman, CPA, reports that he has technically been the internal and external auditor for the Company known as the Movie Studio, Inc. since 2012. He has always accounted for the company’s economic events and financial transactions to the best of his ability and knowingly providing as accurately as can be in accordance with generally accepted accounting principles that have been adapted nationally.

He further says that even though he finalized his report using a compilation and review opinion with the intention of maintaining his independence in accordance with AICPA AT 109.89 and 109.90 for the quarterly accounting and review of the financial statements for the period then ended as of January 31, 2018 assertion should have included the term independence in the compilation and review opinion. This has been so amended.

Responsibility for Disclosures

We acknowledge that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please feel free to call me on my private telephone line (727) 656-5504.

Very truly yours,

/s/ John E. Lux

John E. Lux